Exhibit 99.2

 Safety and Tolerability of GH001 in Treatment-Resistant Depression: Results From a Phase 2b, Double-Blind, Randomized, Controlled Trial  Wiesław J. Cubała,1* Bernhard T. Baune,2 Narcís Cardoner,3 Rosa Maria Dueñas Herrero,4 Luboš Janů,5 John R. Kelly,6 Shane J. McInerney,7 Alexander Nawka,8 Tomáš Páleníček,9 Andreas Reif,10 Victor Perez Sola,11-14 Madhukar H. Trivedi,15 Velichka Valcheva,16 Eduard Vieta,17 Michael E. Thase18,19  1Department of Psychiatry, Faculty of Medicine, Medical University of Gdańsk, Gdańsk, Poland; 2Department of Psychiatry, University of Muenster, Muenster, Germany; 3Hospital Santa Creu i Sant Pau, Mental Health Research Group, Institut de Recerca Sant Pau, Universitat Autònoma de Barcelona, CIBERSAM Barcelona, Spain; 4Parc Sanitari Sant Joan de Deu Hospital de Dia de Numancia, Barcelona, Spain; 5A-Shine SRO, Pilsen, Czechia; 6Department of Psychiatry, Tallaght University Hospital, Dublin, Ireland; 7Department of Psychiatry, University Hospital Galway, Galway, Ireland; 8Institut Neuropsychiatrické Péče, Praha, Czechia; 9Psyon s.r.o., Prague, Czechia; 10Goethe University Frankfurt, University Hospital, Department of Psychiatry,  Psychosomatic Medicine and Psychotherapy, Frankfurt, Germany; 11Mental Health Institute, Hospital del Mar, Barcelona, Spain; 12Neurosciences Research Group, Hospital del Mar Research Institute (IMIM), Barcelona, Spain; 13Department of Psychiatry and Department of Experimental and Health Sciences, Pompeu Fabra University, Barcelona, Spain; 14Centro de Investigación Biomédica en  Red de Salud Mental (CIBERSAM G21), Instituto de Salud Carlos III, Madrid, Spain; 15Department of Psychiatry, University of Texas Southwestern Medical Center, Dallas, TX, USA; 16GH Research, Dublin, Ireland; 17Hospital Clinic de Barcelona, Institute of Neuroscience, University of Barcelona, IDIBAPS, CIBERSAM, Barcelona, Catalonia, Spain; 18Department of Psychiatry, University of Pennsylvania, Philadelphia, PA, USA; 19Corporal Michael J Crescenz Veterans Affairs Medical Center, Philadelphia, PA, USA  *Presenting Author: Wiesław J. Cubała; cubala@gumed.edu.pl  Methods  This two-part, Phase 2b trial (NCT05800860) enrolled patients with TRD (Figure 1)  The double-blind part (presented here) was a 7-day part in which patients were randomized 1:1 to receive an IDR of up to three escalating doses of GH001 (6, 12, and 18 mg) or placebo IDR on a single day  Patients in the 6-month open-label extension received up to five GH001 re- treatments depending on their clinical status (data not presented here)  This trial was conducted under the supervision of qualified healthcare professionals, providing psychological support per standard of care, but without any planned psychotherapeutic intervention before, during, or after dosing  Safety assessments (up to Day 8) included treatment-emergent adverse events (TEAEs), vital signs, electrocardiogram (ECG), laboratory assessments, and safety assessment tools (Columbia-Suicide Severity Rating Scale [C-SSRS], Brief Psychiatric Rating Scale positive symptoms subscale [BPRS+], Clinician-Administered Dissociative States Scale [CADSS], Modified Observer’s Assessment of Alertness and Sedation [MOAA/S] scale, and Clinical Assessment of Discharge Readiness [CADR])  Background  Treatment-resistant depression (TRD) is a chronic condition affecting approximately 30% of patients with major depressive disorder1  There are currently only two pharmacotherapies approved for the treatment of TRD, highlighting the unmet need for additional safe and effective treatments2  Early-phase clinical trials of GH001, a synthetic form of mebufotenin for pulmonary inhalation, in healthy volunteers and patients with TRD demonstrated it is well tolerated with an acceptable safety profile3,4  This trial evaluated the safety and tolerability of GH001 in patients with TRD in a randomized, double-blind, placebo-controlled setting  Objective  The objective of this analysis is to present safety and tolerablility data for GH001 from the double-blind part of a Phase 2b trial in which GH001 was administered as an individualized dosing regimen (IDR) to patients with TRD  Figure 1. Clinical Trial Schematic  aPatients also attended assessment visits on Day 2 (phone call) and Day 8 after each re-treatment.  BL = Baseline; D = Day; h = Hour; IDR = Individualized dosing regimen; MADRS = Montgomery-Åsberg Depression Rating Scale.  Results From the Double-Blind Part  In the double-blind part of this trial, 81 patients with TRD were enrolled; 40 and 41 patients were randomized to receive GH001 or placebo, respectively  The mean (SD) age was 42.8 (11.2) years; 56.8% of the patients were female  There were no serious or severe TEAEs reported (Table 1)  TEAEs were observed in 29/40 (72.5%) patients who received GH001 and 3/41 (7.3%) patients who received placebo (Table 1)  The maximum severity of TEAEs observed in patients who received GH001 was mild in 14/29 patients and moderate in 15/29 patients  No TEAE resulted in study drug withdrawal or early withdrawal from the trial in either treament group in the double-blind part  No TEAEs of flashbacks were reported  Table 1. Overall Summary of Safety in the Double-Blind Part  Patients, n (%)  GH001 (n=40)  Placebo (n=41)  Any TEAE  29 (72.5)  3 (7.3)  Maximum severity of TEAEs Mild  Moderate Severe  14 (35.0)  15 (37.5)  0  2 (4.9)  1 (2.4)  0  Treatment-related TEAEs 29 (72.5) 1 (2.4)  Serious TEAE 0 0  AESIs 8 (20.0) 0  Death 0 0  17 (42.5)  8 (20.0)  8 (20.0)  3 (7.5)  3 (7.5)  0  0  0  1 (2.4)  0  TEAEs occurring in >5% of patients in either group Nausea  Salivary hypersecretion Paresthesia  Headache Dysgeusia  AESI = Adverse event of special interest; TEAE = Treatment-emergent adverse event.  Of the 81 total TEAEs in the double-blind part, 80.2% of events resolved within 1 hour, 8.6% resolved within 24 hours, 7.4% resolved within 72 hours, and 1.2% resolved within 1 week  – Of the TEAEs reported at least twice in patients receiving GH001, most resolved within 1 hour of dosing (Figure 2)  Figure 2. Duration of TEAEs Reported at Least Twice After GH001 Administration in the Double-Blind Part  Total number of events  10  8  3  3  3  2  2  2  2  2  100  100  100  66.7  66.7  100  100  100  94.7  100  5.3 19  33.3  33.3  Tearfulness  Fatigue  Vomiting  Hypotonia  Cough  Headache  Memory impairment  Dysgeusia  Paresthesia  Salivary hypersecretion  Nausea  TEAE  50.0 50.0  0 10 20 30 40 50 60 70 80 90 100  Percentage of TEAEs in Duration Category  Resolved within 1 hour Resolved within 24 hours Resolved within 72 hours Resolved within 1 week  TEAE = Treatment-emergent adverse event.  There were no TEAEs related to vital signs or ECG results and no clinically significant changes in blood pressure or heart rate (Figure 3)  There was no evidence of treatment-emergent worsening of suicidal ideation or behavior (assessed by the C-SSRS), psychotic symptoms (assessed by the BPRS+), or dissociation at discharge (assessed by the CADSS)  By 1 hour postdose, no sedation was observed (assessed by the MOAA/S scale),  and 97.4% of patients were discharge-ready (1 patient was not considered discharge- ready following dosing, but after reassessment later the same day, the patient was determined to be discharge-ready)  Figure 3. Mean Heart Rate After Administration of GH001 or Placebo in the Double-Blind Part  50  60  70  80  90  100  GH001 (n=40) Placebo (n=41)  Mean (SD) Heart Rate, bpm  BL 5 10 15 20 25 30 60 5 10 15 20 25 30 60 5 10 15 20 25 30 60  Minutes after Dose 1 Minutes after Dose 2 Minutes after Dose 3  After PsE have subsided After PsE have subsided After PsE have subsided Dose 1 Dose 2 Dose 3  Discharge  BL = Baseline; bpm = Beats per minute; PsE = Psychoactive effects; SD, standard deviation.     Conclusion  The results of this analysis of the double-blind part of this Phase 2b trial demonstrated that GH001 administered as an IDR was well tolerated in patients with TRD up to 7 days postdose  References  1. Kubitz N, et al. PLoS One. 2013;8:e76882. 2. Jha MK, Mathew SJ. Am J Psychiatry. 2023;180:190-9.  3. Reckweg J, et al. Front Pharmacol. 2021;12:760671. 4. Reckweg JT, et al. Front Psychiatry. 2023;14:1133414.  Acknowledgments  This trial was sponsored by GH Research. The sponsor would like to thank the participants in the trial. The sponsor would also like to thank the investigators who conducted this trial. Under the guidance of authors, medical writing and editorial support were provided by Brian Brennan, PhD, and Claire Sweeney, PhD, of GH Research Ireland Limited, and Jane Phillips, PhD, of OPEN Health. Statistical analysis was carried out by Rachael MacIsaac, PhD, of GH Research Ireland Limited.  Disclosures  WJC: Grants – Acadia, Angelini, Beckley Psytech, GH Research, HMNC Brain Health, Intra-Cellular Therapies, Janssen, MSD, Neumora, Novartis, Otsuka, Recognify Life Sciences. Honoraria – Angelini, GH Research, Janssen, and Novartis. Advisory boards – Douglas Pharmaceuticals, GH Research, Janssen, MSD, and Novartis (relationships reported within the last three years). BTB: Consultant – National Health and Medical Research Council (Australia). Honoraria – Angelini, AstraZeneca, Biogen, BMS, Boehringer Ingelheim, Johnson & Johnson, LivaNova, Lundbeck, Medscape, Otsuka, Pfizer, Roche, Servier, Sumitomo Pharma, Sunovion, Teva, and Wyeth. Advisory boards – Biogen, Boehringer Ingelheim, Janssen-Cilag, LivaNova, Lundbeck, Medscape, Novartis, Otsuka, and Teva. Research grants from private industries or nonprofit funds – AstraZeneca, BMBF (Germany), BMG (Germany), DFG (Germany), ERA PerMed, Fay Fuller Foundation, Horizon Europe (European Union), James & Diana Ramsay Foundation (Adelaide), Johnson & Johnson, Lundbeck, La Marató de TV3, National Health and Medical Research Council (Australia), Sanofi-Synthélabo, and Wellcome Trust (UK). NC: Grants – Spanish Ministry of Health, Spanish Ministry of Science and Innovation (CIBERSAM), Strategic Plan for Health Research and Innovation (PERIS) 2016–2020, Recercaixa, and La Marató de TV3. Honoraria – Adamed, Elsevier, Exeltis, Janssen, Lundbeck, Pfizer, and Servier. Advisory Boards – Angelini, Esteve, Janssen, Lundbeck, Novartis, Pfizer, and Viatris. Lectures/Meetings – Janssen, Lundbeck, and Pfizer. RMDH: Principal investigator – Beckley Psytech and  GH Research. Subinvestigator – Compass. LJ: Principal investigator – GH Research. JRK: Principal investigator – Compass,  GH Research, and Transcend Therapeutics. Consultant – Clerkenwell Health. Grant funding – Health Research Board (ILP-POR-2022-030, DIFA-2023-005, KTA-2024-002). SJM: Principal investigator – GH Research and Transcend Therapeutics. Honoraria – Janssen and Lundbeck. AN: Principal investigator – GH Research. TP: Principal investigator –  Compass, GH Research, MAPS, and Ketabon. Shares – Psychedelická klinika s.r.o., Společnost pro podporu neurovědního výzkumu s.r.o., and AVI-X Aviation Experts s.r.o. Founder – PSYRES (Psychedelic Research Foundation). Consultant – CB21 Pharma and GH Research. AR: Honoraria for lectures and/or advisory boards – AbbVie, Boehringer Ingelheim, Cyclerion, Compass, GH Research, Janssen, LivaNova, Medice, MSD, Newron, Sage/Biogen, and Shire/Takeda. Research grants – Medice and Janssen. VPS: Consultant, honoraria, or grants – AB-Biotics, AstraZeneca, Bristol Myers Squibb, CIBERSAM, FIS-ISCiii, Janssen Cilag, Lundbeck, Medtronic, Otsuka, and Servier. MHT: Advisory boards – Alto Neuroscience and  Base Point Health Management. Consultant – Axsome, Biogen, Daiichi Sankyo, GH Research, Legion Health, Neurocrine Biosciences, Otsuka Pharmaceutical Europe, Otsuka Pharmaceutical Development & Commercialization, Otsuka Pharmaceutical, PureTech, and Takeda. Advisor – Cerebral Therapeutics, Circular Genomics, and Seaport Therapeutics. Scientific advisor – GreenLight VitalSign6. Board of Directors – Charities2Love. VV: Employee of GH Research and stock option holder. EV: Grants – AB-Biotics, AbbVie, Almirall, AstraZeneca, Boehringer Ingelheim, Bristol Myers Squibb, Celon, Cephalon, Dainippon Sumitomo Pharma, Elan, Ferrer, GH Research, GlaxoSmithKline, Janssen, Lilly, Lundbeck, Orion, Otsuka, Pfizer, Sanofi Aventis, Servier, Sunovion, and Takeda. Honoraria – Abbott, AbbVie, Angelini, AstraZeneca, Bristol Myers Squibb, Cambridge University Press, Elsevier, Farmindustria, Ferrer, Galenica, GlaxoSmithKline, Janssen, Johnson & Johnson, Lilly, Lundbeck, Oxford University Press, Otsuka, Pfizer, Sanofi Aventis, and  Viatris. Advisory boards – AbbVie, Angelini, AstraZeneca, Biogen, Biohaven, Bristol Myers Squibb, Celon, Compass, Ferrer, GH Research, Gedeon Richter, HMNC, Idorsia, Janssen, Johnson & Johnson, Jazz, Lilly, Lundbeck, Merck Sharp & Dohme, Novartis, Organon, Otsuka, Pfizer, Roche, Sage, Sanofi Aventis, Servier, Shire, Sunovion, Takeda, and Teva. MET: Grants – Acadia, Alkermes, Axsome, Intra-Cellular Therapies, Janssen, National Institute of Mental Health, Otsuka, Patient-Centered Outcomes Research Institute (PCORI), and Takeda. Advisory Boards – Autobahn Therapeutics, Axsome, Clexio Biosciences, Gerson Lehrman Group, GH Research, Lundbeck, Janssen, Johnson & Johnson, Luye Pharma, Merck, Object Pharma, Otsuka, Pfizer, Sage, Seelos Therapeutics, Sunovion, and Takeda. Royalties – American Psychiatric Association Foundation, Guilford Publications, Herald House, Wolters Kluwer, and  W W Norton & Company.  Presented at the American Society of Clinical Psychopharmacology Annual Meeting | Scottsdale, AZ, USA | May 27−30, 2025  N=81  Randomization 1:1  GH001 IDR  Day 1  Open-Label Extension (OLE)  For re-treatment (up to ﬁve GH001 IDRs), the patient must have met one of the following criteria:  MADRS score >18  MADRS score >10 and ≤18 and MADRS score ≤10 not observed at Day 8 of the prior treatment or at any visit since  MADRS score >10 and ≤18 and MADRS score >18 observed since the most recent observation of MADRS score ≤10  Primary Endpoint ΔMADRS  Day 8  During the OLE, patients attended visits at Day 15 and Months 1, 2, 3, 4, 5, and 6a Additional clinic visits could be scheduled if required for medical reasons  MADRS  assessment  Month 6  Placebo IDR  BL 2h D2  Day 2  Double-Blind Part  Patients transitioned directly from the double-blind part to the OLE